Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands, Except Ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Income (Loss) from Continuing Operations	$24,161	$49,934	$(34,745)	$50,583	$183,784	$98,975
Plus: Income Taxes	2,941	4,694	(12,701)	(2,087)	11,743	30,220
Fixed Charges	21,999	23,432	23,833	24,560	23,412	14,424
Less: Capitalized Interest	(3,374)	(365)	(1,421)	(3,612)	(8,516)	(6,200)

Earnings Before Fixed Charges	45,727	77,695	(25,034)	69,444	210,423	137,419
Fixed Charges:
Interest Expense	$18,036	$22,314	$21,693	$20,281	$14,291	$7,923
Capitalized Interest	3,374	365	1,421	3,612	8,516	6,200
Estimated Portion of Rental Expense Equivalent to Interest	588	753	719	667	605	301

Total Fixed Charges	21,999	23,432	23,833	24,560	23,412	14,424
Ratio of Earnings to Fixed Charges	2.08	3.32	N/A (1)	2.83	8.99	9.53

(1)	The ratio is less than 1.0. A deficiency of $48.9 million exists for the year ended December 31, 2010. The calculation of earnings includes $57.0 million of non-cash depreciation and amortization expense and $97.7 million of impairment.

For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax income before adjustment for income or loss from equity investees, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, then subtracting equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.